April 10, 2007

Securities and Exchange Commission
Office of Emerging Growth Companies
Division of Corporation Finance
Mail Stop 3561
Washington D.C. 20549

Attn: John Reynolds, Assistant Director

Re:  Dahua, Inc.
Form SB-2, Amendment No. 6 filed January 5, 2007
File No. 333-122622
Forms 10-QSB/A for the quarters ended June 30 and September 30, 2006 filed December 14, 2006.
File No. 0-49852

Dear Mr. Reynolds:

I am writing on behalf of Dahua Inc. (the "Company") in response to your letter dated February 12, 2007 with respect to the Company's Form SB-2, Amendment No. 6, filed on January 5, 2007, and Forms 10-QSB/A for the quarters ended June 30, 2006 and September 30, 2006 filed on December 14, 2006. For your convenience, we have included your comments below in italics and numbered the Company’s responses to correspond to the numbers in your letter.

General

1. Please update the prospectus to reflect the company’s status, activities and event through the year ended December 31, 2006, or later, if appropriate. For example provide updated executive compensation for the fiscal year ended 2006.

RESPONSE: We have updated the disclosure throughout prospectus to reflect our most recent status, activities and event (as of the date of this filing). The audited financial statements for the year ended December 31, 2006 is included and incorporated in the prospectus. The updated executive compensation pursuant to Item 402 of Regulation S-B for the fiscal year of 2006 is also provided. Please see page 45.

2. Please confirm the accuracy of the new address, www.dhyyzy.com.cn, that you have provide to us for the Beijing Dahua Real Estate Development, Ltd. Website in response to prior comment number three of our letter dated November 28, 2006. We have attempted to access it without success.

RESPONSE: We hereby confirm the accuracy of the website address, www.dhyyzy.com.cn. On or about December 26, 2006, there was an earthquake off Taiwan's coast disrupted communications across the Pacific region and the United States. International phone and Internet service was cut off or slowed to a crawl in much of China after the magnitude 6.7 temblor struck that day, followed by several aftershocks, damaging as many as eight undersea cables. The U.S.-China Internet connection was not fully restored until the end of January 2007. The telecom disruption is most likely the reason that our website cannot be accessed from the United Stated at that period of time.

3. We note the recent substantial increase in advertising expenses. Provide a more detailed discussion for this increase and the reasons for the increase.

RESPONSE: For the years ended December 31, 2006, our advertising expense was $1,824,182 as compared to $98,970 for fiscal 2005. The reasons for the large increase (approximately 1,740%) of advertising expenses were as below:

(1) We began our First Phase of Dahua Garden construction in July 2003. The construction was not completed until December 2005. Therefore, no much money was needed to spend on advertising for the year ended December 31, 2005.

(2) After our construction was completed in December 2005, one of our big jobs in fiscal 2006 after the construction was completed was to sell those housing units to the public. We are a small company and have little market share in our target market. We are little known by many of our potential customers. Therefore, for the year ended December 31, 2006, we spent much more on advertising than anytime before, and hope such large amount of advertising expense can make more people know us and know our Dahua Garden, and may help us to have more brand recognition when we start our Second Phase of Dahua Garden, which it is expected starting in the end of 2007 or early 2008.

The above disclosure has been added on the section of our MD&A. Please see page 37.

Exchange Act Reports

4. Please revise and refile the June 30 and the September 30, 2006 Forms 10-QSB and the December 31, 2006 Form 10-KSB to conform to the requested changes to the Form SB-2, as applicable. In additional, please make sure the proper signatures are provided.

RESPONSE: In response to this comment, we have revised and refiled the June 30 and the September 30, 2006 Form 10-QSB and the December 31, 2006 Form 10-KSB to conform to the requested changes to the Form SB-2. Please see 10-QSB/A for the quarters ended June 30 and September 30, 2006 filed on April 2, 2007, and Form 10-KSB filed on March 28, 2007. The proper signatures are also provided.

Should you have any questions regarding the foregoing or require any additional information, please do not hesitate to contact undersigned or contact Andrea Weinstein, our corporate counsel, at (212) 344-1600. Thank you very much for your assistance.

Very truly yours,

Dahua Inc.

/s/Yonglin Du
-----------------------------------------
Yonglin Du, President & CEO

Cc: Carlton Tartar, Securities and Exchange Commission
Susann Reilly, Securities and Exchange Commission
Andrea Weinstein, Schonfeld & Weinstein, LLP